

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

A. George Kallop
President and Chief Executive Officer
Nymagic, Inc.
919 Third Avenue
New York, NY 10022

      Re: **Nymagic, Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed August 20, 2010
             File No. 001-11238

Dear Mr. Kallop:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                          Sincerely,

                          Jeffrey P. Riedler
                          Assistant Director